

June 16, 2009

Via Facsimile (212) 504-6666 and U.S. Mail

Dennis J. Block, Esq.
Cadwalader Wickersham & Taft, LLP.
One World Financial Center
New York, NY 10281

     Re: The Children's Place Retail Stores, Inc.
       Revised Preliminary Proxy Statement on Schedule 14A
       Filed June 12, 2009
       Ezra Dabah, et al.
       File No. 0-23071

Dear Mr. Block:

   We have conducted a limited review of the filing listed above and have the following comment.

Preliminary Proxy Statement

1. We reissue prior comment 1 of our letter dated June 9, 2009. Although your revised disclosure lists the series of events culminating in Ms. Kasak's appointment as interim Chair, the disclosure is ambiguous as to whether Mr. Dabah voluntarily stepped down or whether he was removed. Please revise your disclosure to specifically address the circumstances under which the position of Board Chairman became vacant.

Closing Comments

   As appropriate, please amend your filing and respond promptly to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions